UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A

of the Securities Act of 1933

December 21, 2020

(Date of Report (Date of earliest event reported))

Hiro Systems PBC

(Exact name of registrant as specified in its charter)

Delaware	46-3116269
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

101 W. 23rd St. Ste 224

New York, NY 10011

(Address of principal executive offices)

(212) 634-4254

(Registrant’s telephone number, including area code)

Stacks Tokens

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Change of Name to Hiro Systems PBC

Effective as of December 21, 2020, Blockstack PBC has changed its name to Hiro Systems PBC.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLOCKSTACK PBC

By:	/s/ Muneeb Ali
Name:	Muneeb Ali
Title:	Chief Executive Officer

Date: December 21, 2020